File No.: 82-34801

Paul Hastings

06019544

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

011-81-3-6229-6014
howardcheng@paulhastings.com

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 2 8 2006 WASH, D.C. 151 SECTION

December 27, 2006

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

1/3

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE DECEMBER 7, 2006

December 22, 2006

A. *ENGLISH* LANGUAGE DOCUMENTS

1. "HOYA and PENTAX Reach Basic Understanding for Management Integration" on December 21, 2006 submitted to the Tokyo Stock Exchange (Exhibit 1).

B. JAPANESE LANGUAGE DOCUMENTS

1. "HOYA and PENTAX Reach Basic Understanding for Management Integration" on December 21, 2006 submitted to the Tokyo Stock Exchange (Exhibit 2). English translation also attached (Exhibit 1).

TRANSLATION OF JAPANESE ORIGINAL

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

PENTAX Corporation
Fumio Urano, President & CEO
(TSE code: 7750)

HOYA and PENTAX Reach Basic Understanding for Management Integration

[TOKYO December 21, 2006] HOYA CORPORATION ("HOYA") and PENTAX Corporation ("PENTAX") announced today that they have reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. The new company's name will be HOYA PENTAX HD Corporation. Under a corporate center with strategic planning functions, the new company will realign the business areas of HOYA and PENTAX. HOYA and PENTAX have recognized that they are the best possible business partners to establish a solid business structure that draws on their respective strengths. Through this management integration, the planned new structure will allow the new company to swiftly allocate significant management resources to develop strategic business areas, aiming at accelerating future growth.

Important Notice to U.S. Investors

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Purpose of Management Integration

In an integration of equals, HOYA and PENTAX aim to enhance customer and shareholder value. The parties aim to achieve this through the establishment of a solid management foundation that will draw on the complementary managerial resources of the two companies to create synergies and accelerate business growth.

The common core technological platform for HOYA and PENTAX is grounded in optics, imaging and materials. Using this core platform, the two companies aim to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenue from the information technology and eye care areas will support the life care area to achieve strategic growth. In addition, vertical integration of the optics areas will lead to qualitative structural reform and further strengthen competitiveness.

The divisions of the new company are expected to be as follows:

- **Life care area:** (Major products include: endoscopes, medical accessories, new ceramics, and intraocular lenses) Life care is positioned as a strategic growth area. HOYA and PENTAX will pursue business development in the minimally invasive medical area where future demand is expected to grow. The newly integrated company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using endoscopes and ancillary surgical devices, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, HOYA and PENTAX will enhance product development capabilities through aggressive research and development and mergers and acquisitions strategies and will strengthen sales and marketing structures in Japan and overseas. Through these measures, HOYA and PENTAX aim to double the size of their life care business.
- **Optics area:** (Major products include: optical glass and lenses, digital camera modules, micro-lenses, etc.) HOYA and PENTAX will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to lead to qualitative structural reform and further strengthen competitiveness. HOYA and PENTAX will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against newly emerging Asian players and strongly position themselves for sustainable growth in the face of structural change in the optics industry.
- **Information technology area:** (Major products include: mask blanks, glass disk substrates, etc.) This is a core earnings driver where HOYA has secured a leading market position globally. The integrated company aims to further strengthen competitiveness and growth in this area.
- **Eye care area:** (Major products include: eyeglass lenses, contact lenses) Stable earnings growth is expected in this business. Positioning this business as another core earnings driver, the new company will continue to further strengthen competitiveness and further grow this business area.
- **Imaging systems area:** (Major products include: digital cameras, binoculars, etc.) In order to enhance business value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

- **New areas, other areas:** (Major products include: business systems equipment, survey equipment, etc.) HOYA and PENTAX seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

2. Background to the Management Integration Plan

HOYA started as an optical glass manufacturer. Since its inception, the company has been diversifying its business by leveraging its optical materials technologies and precision processing technologies. HOYA has successfully built global niche market positions through its aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, HOYA has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The company has also established a leading position in the eye care area, including in eyeglass lenses. HOYA continues to cultivate new business areas, in particular medical-related areas which are positioned as mid- to long-term core growth drivers, and has initiated global business development of intraocular lenses used for the surgical treatment of cataracts.

PENTAX's expertise stems from its long-accumulated know-how attained through the development and manufacturing of cameras and lenses. The company has successfully adapted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, PENTAX has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In its optical components business, PENTAX has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses. PENTAX has also built a strong global brand in its imaging systems division, and the company has positioned the life care area as the focus for its mid- to long-term growth strategy. PENTAX has been working to ensure earnings improvement and company-wide growth through mergers and acquisitions, alliances and aggressive research and development activities.

While the market for advanced medical products has been growing globally with further growth expected, competition has also been intensifying. HOYA and PENTAX have been developing advanced medical products including endoscope diagnostics, minimally invasive surgical technologies, and bionic materials including new ceramics and intraocular lenses. In order to continue delivering growth in this market, it is critical that HOYA and PENTAX leverage their respective competitive advantages and make aggressive investments through mergers and acquisitions and research and development, as well as establish global sales and marketing networks at the earliest possible stage.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing camera manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this segment. In order to maintain growth capabilities, cost competitiveness must be strengthened by lowering production costs and focusing on unique, high-end products. Measured structural change is necessary to ensure differentiation in this environment.

Based on the recognition that HOYA and PENTAX are the best possible business partners to establish a solid business structure that draws on their respective strengths, the two companies have reached a basic understanding aimed at management integration. Through this management integration, the planned new structure will allow the integrated company to swiftly allocate significant management resources to develop strategic business areas, aiming at future growth.

3. Method of Management Integration

Under the terms of the basic understanding announced today HOYA will be the surviving company.

4. Management Integration Timing

The merger of the two companies is planned to become effective as of October 1, 2007.

5. New Company Name

After the management integration, the new company will be named HOYA PENTAX HD Corporation.

6. New Company Structure

(1) Corporate Governance

The integrated firm will be managed through a committee system under Japanese Company Law to ensure strong corporate governance. The board will consist of 10 directors, five of whom will be non-executive directors, further reinforcing management transparency. Three of the executive directors will be appointed from HOYA and the others from PENTAX.

Fumio Urano (current PENTAX President & CEO) will become Chairman of the Board and Hiroshi Suzuki (current HOYA President and CEO) will become President & CEO.

(2) Organizational Structure

The structure of the integrated firm will be based on the concept of a small headquarters with empowered business divisions. Allowing for an appropriate transition period, the new company is expected to have a corporate center with strategic planning functions and the business divisions outlined below. Moreover, the newly integrated company will continue to make the best possible use of the respective brands of both HOYA and PENTAX.

- **Life care area:** Combining HOYA's medical division and PENTAX's life care division
- **Optics area:** Combining HOYA's optics division and PENTAX's optical components division
- **Information technology area:** The remaining business after separating HOYA's optics division from the electro-optics area
- **Eye care area:** The remaining business after separating HOYA's medical division from the eye care division
- **Imaging systems area:** Continuing PENTAX's imaging systems division
- **New areas, other areas:** Continuing other existing divisions
- **Research and development:** Integrating HOYA's research and development center and PENTAX's research and development division

7. Merger Ratio

Each shareholder of PENTAX common stock will be allotted 0.158 shares of HOYA common stock per PENTAX share.

In order to achieve fairness, the parties received advice from third party advisers in respect of the determination of the merger ratio. HOYA was advised by UBS Securities Japan Ltd. ("UBS Investment Bank"), and PENTAX was advised by Morgan Stanley Japan Securities Co., Ltd., ("Morgan Stanley") for the basis of the merger ratio calculation. Both companies have discussed the results presented by the financial advisors, and settled at the ratio announced today.

Both financial advisors used a combination of average market price analysis, discounted cash flow analysis, comparable trading multiples analysis and other methods, respectively, to calculate the merger ratio.

Based on these analyses, HOYA obtained a fairness opinion from UBS Investment Bank, and PENTAX from Morgan Stanley, regarding the merger ratio from a financial point of view.

Neither UBS Investment Bank nor Morgan Stanley are related parties of HOYA and PENTAX.

This ratio is subject to change if there is a material change in the conditions which were used as fundamentals in the calculation.

8. Schedule

HOYA and PENTAX intend to continue discussions to conclude a definitive agreement on the management integration in early April 2007. The expected schedule is outlined below. However, as discussions proceed, if exceptional circumstances arise, the two companies may decide to change the schedule or the method of integration in their effort to achieve management integration.

(1) Early April 2007: Signing of definitive agreement
(2) Middle of June 2007: HOYA will hold an Annual General Meeting of Shareholders where it will seek approval for proposed changes in the company articles of incorporation and the board of directors
(3) End of June 2007: PENTAX will hold an Annual General Meeting of Shareholders where shareholders will be asked to approve the merger agreement
(4) October 1, 2007: Effective merger date
(5) TBA: Delivery to PENTAX shareholders of shares in the new company

Under Article 796, Clause 3, of the Japanese Company Law, HOYA is not required to receive shareholders' approval for the merger.

9. Structure for Proceeding with the Management Integration

HOYA and PENTAX will form an integration committee, co-chaired by Fumio Urano, President & CEO of PENTAX, and Hiroshi Suzuki, President and CEO of HOYA, to ensure swift and smooth integration of the management and operations of the newly integrated company. The integration committee will review the administrative systems of each company, aiming at creating a best-practice administrative system for the newly integrated company.

10. Accounting Policies

Accounting treatment associated with the merger will be disclosed when definitively determined. The exact amount of goodwill, the probability of accrual, and the amortization period have yet to be determined, and will be disclosed in due course.

11. Expected Impact on Earnings Forecasts as a Result of Merger

The newly integrated company aims to strengthen the competitiveness of each business area and to maintain the rate of growth of corporate value.

12. Other

The newly integrated company will continue the listing status of HOYA on the First Section of the Tokyo Stock Exchange. Information regarding the new company headquarters, total assets, paid-in capital, the number of shares newly issued upon the merger, and treatment of warrants and convertible bonds issued by PENTAX, will be provided when such matters are determined.

13. **Overview of the Integrating Companies (as of September 30, 2006, non consolidated basis)**

(1)	Company Name	HOYA CORPORATION (merging company)	PENTAX Corporation (company to be merged)
(2)	Areas of Business	Manufacturing and sales of electro-optics, eye care, and health care products	Manufacturing and sales of life care, imaging systems, and optical component products
(3)	Established	August 23, 1944	December 17, 1938
(4)	Headquarters	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	2-36-9 Maeno-cho, Itabashi-ku, Tokyo
(5)	Representative	Hiroshi Suzuki, President & CEO	Fumio Urano, President & CEO
(6)	Paid-in Capital	6,264 million yen	7,510 million yen
(7)	Shares Outstanding	435,017,020	127,697,952
(8)	Shareholders' Equity	102,330 million yen	40,088 million yen
(9)	Total Assets	236,504 million yen	119,570 million yen
(10)	Fiscal Year End:	March 31	March 31
(11)	Number of Employees	3,338 (27,974 on a consolidated basis)	1,336 (5,651 on a consolidated basis)
(12)	Major Business Partners	DAI NIPPON PRINTING CO., LTD. Sony Corporation Others	CASIO COMPUTER CO., LTD SANYO Electric Co., Ltd. Others
(13)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (in trust): 7.23% The Master Trust Bank of Japan, Ltd. (in trust): 5.35% The Chase Manhattan Bank N.A., London: 3.54% State Street Bank and Trust Company: 3.36% State Street Bank and Trust Company 505103: 3.17% The Dai-Ichi Mutual Life Insurance Company: 2.65% Nippon Life Insurance Company: 2.29% Mamoru Yamanaka: 2.07% The Chase Manhattan Bank 385036: 1.96% The Chase Manhattan Bank N.A., London SL Omnibus account 1.78%	HSBC Fund Services Sparx Asset Management Corporated: 11.44% Japan Trustee Services Bank, Ltd. (in trust): 8.66% The Master Trust Bank of Japan, Ltd. (in trust): 5.15% Mizuho Corporate Bank, Ltd.: 4.77% Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.: 3.91% State Street Bank and Trust Company: 3.76% Resona Bank, Ltd.: 2.42% Asahi Mutual Life Insurance Co.: 2.42% The Ashikaga Bank, Ltd.: 2.19% Nippon Life Insurance Company: 2.16%
(14)	Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	Mizuho Corporate Bank, Ltd. Resona Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationships between Integrating Companies	Capital relationships	N/A
		Personal relationships	N/A
		Business relationships	The two companies have business in some product areas.
		Relationships between people concerned	N/A

(16) Results for the past three years (non consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	183,771	224,608	248,195	104,665	98,057	108,312
Operating Income (million yen)	28,341	35,131	29,746	5,728	2,647	2,001
Ordinary Income (million yen)	33,610	46,536	44,788	4,632	2,736	3,976
Net Income (million yen)	15,558	24,967	22,062	2,012	2,499	830
Net Income per Share (million yen)	34.56	56.38	50.14	15.59	19.84	6.71
Dividend per Share (yen)	25.00	37.50	60.00	3.00	4.50	6.00
Shareholders' Equity per Share (yen)	322.68	357.59	222.01	285.40	302.02	320.24

(17) Results for the past three years (consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	271,443	308,172	344,228	134,493	133,558	142,211
Operating Income (million yen)	68,166	84,920	101,095	6,937	3,586	2,985
Ordinary Income (million yen)	66,554	89,525	103,637	5,375	3,396	3,260
Net Income (million yen)	39,548	64,135	75,620	3,089	3,526	805
Net Income per Share (million yen)	87.74	144.71	171.71	24.37	28.23	6.50
Shareholders' Equity per Share (yen)	491.90	623.59	648.87	254.97	280.48	305.79

Note: For HOYA, the net income per share, dividend per share and shareholders' equity per share have been revised to reflect a 4 for 1 split of the company's common stock that took effect from November 15, 2005.

ENDS

For enquiries, please contact:

HOYA CORPORATION: Akiko Maeyama, Corporate Communications, Phone: +813-3952-1160
PENTAX Corporation: Jiro Okamura, Investor Relations and Public Relations Dept., Phone: +813-3960-2698
Gavin Anderson & Company: Deborah Hayden/Minako Hattori, Phone: +813-5404-0640

平成18年12月21日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役最高経営責任者　鈴木 洋
(東証・コード 7741)
問い合わせ先　IR・広報グループマネジャー
役職・氏名　伊藤 直司
電話 03－3952－1160

会 社 名　ペンタックス株式会社
代表者名　代表取締役社長　浦野 文男
(東証・コード 7750)
問い合わせ先　IR・広報部長
役職・氏名　岡村 次郎
電話 03－3960－2698

HOYAとペンタックスの経営統合に向けた基本合意について

本日、HOYA 株式会社(以下「HOYA」)とペンタックス株式会社(以下「ペンタックス」)は、平成 19 年10月1日をもって合併し、両社の経営を統合することで基本合意いたしましたのでお知らせします。統合後の新会社は社名を HOYA ペンタックス HD(エイチディー)株式会社(英文名 HOYA PENTAX HD Corporation)とし、戦略本社機能を担うコーポレート部門のもとに、HOYA、ペンタックスの各事業を分野ごとに再編してまいります。HOYA とペンタックスは最良のパートナーとして、互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略分野に経営資源を重点的に配分しうる体制を早急に整え、事業の成長を加速してまいります。

1. 経営統合の目的

HOYA とペンタックスは、対等の精神の下に、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と成長の加速を通じて、顧客価値、株主価値の創出を目指してまいります。

統合後の新会社は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図ってまいります。そして、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現いたします。

それぞれの分野に関する基本的な方針は以下のとおりです。

- ライフケア分野(内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ): 戦略的成長分野と位置づけ、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M&Aを通じた製品開発力の向上と、国内外の営業・マーケティング体制の拡充により成長を加速させ、事業規模の倍増を目指します。
- オプティクス分野(光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど): 設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に技術開発力を質的に転換し、強化いたします。また、HOYA とペンタックスの製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。
- 情報エレクトロニクス分野(マスクブランクス、ガラス磁気ディスクなど): 世界トップシェアの事業であり、統合後の新会社の収益力の中心事業として競争力の強化と事業成長を図ります。
- アイケア分野(メガネレンズ、コンタクトレンズ): 安定的成長が期待できる事業であり、統合後の新会社のもう一つの中心事業として、競争力の強化と事業成長を図ります。
- イメージングシステム分野(デジタルカメラ、双眼鏡など): 高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置づけ、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。
- 新規分野、その他の分野(ビジネスシステム・測量機器など)においても、将来的に収益力の強化および成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

2. 基本合意に至る経緯

HOYA は光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスや HDD 用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野を更なる成長の中核と位置づけ、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

ペンタックスは、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてまいりました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、

メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展開しております。オプティカルコンポーネント事業においては、デジタルカメラモジュール及びDVD/CD互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。中長期的にはライフケア事業を成長戦略の中心に据え、事業の成長と拡大に向けて M&A、アライアンス、研究開発に積極的投資を行うなど、意欲的展開を通じて収益力の強化を進めております。

HOYA とペンタックスは光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療およびニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるためには、製品開発およびM&Aを通じて技術面における優位性を確立するとともに、グローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢および高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が不可欠であると考えられます。

こうした認識のもと、HOYA とペンタックスは最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、今回の基本合意に至りました。

3. 統合形態

HOYA とペンタックスは、HOYA を存続会社として合併します。

4. 統合時期

合併期日は、平成19年10月1日を予定しております。

5. 商号

統合後の新会社名は HOYA ペンタックス HD（エイチディー）株式会社とし、英文名称は HOYA PENTAX HD Corporation とする予定です。

6. 組織・体制

(1) コーポレートガバナンス体制

統合後の新会社は委員会設置会社として、強固なコーポレートガバナンス体制を整えてまいります。取締役会は10名の取締役によって構成し、社外取締役5名、社内取締役5名（HOYA3名、ペンタックス2名の予定）とすることで、経営の透明性を確保いたします。

統合後の新会社の取締役会会長には浦野文男（現ペンタックス代表取締役社長）、代表執行役最高経営責任者には鈴木洋（現HOYA代表執行役最高経営責任者）が就任する予定です。

(2) 組織

統合後の新会社の組織体制は、「小さな本社と権限委譲された事業部門」を基本とし、適切な経過措置を経て、戦略本社機能を担うコーポレート部門と各事業分野に再編いたします。主な事業分野についての現時点における再編の方針は以下のとおりです。なお、統合後の新会社においては、事業分野ごとにHOYA、ペンタックスそれぞれのブランドを活かしてまいります。

- ライフケア分野： HOYAのメディカル事業と、ペンタックスのライフケア事業を統合
- オプティクス分野： HOYAのオプティクス事業と、ペンタックスのオプティカルコンポーネント事業を統合
- 情報エレクトロニクス分野： HOYAのエレクトロオプティクス分野よりオプティクス事業を分離
- アイケア分野： HOYAのアイケア分野よりメディカル事業を分離
- イメージングシステム分野： ペンタックスのイメージングシステム事業を維持
- その他の分野： HOYA、ペンタックスそれぞれの事業を維持
- 研究開発部門： HOYAのR&Dセンターとペンタックスの研究開発本部をコーポレート部門として統一

7. 合併比率

ペンタックスの株主にはペンタックスの普通株式1株につきHOYAの普通株式0.158株が割り当てられます。

合併比率については、公平性を期すため第三者機関のフィナンシャル・アドバイザーとしてHOYAはUBS証券会社に、ペンタックスはモルガン・スタンレー証券株式会社にそれぞれ合併比率の算定を依頼し、その算定結果を参考にHOYA、ペンタックスで協議し決定したものです。両ファイナンシャル・アドバイザーはそれぞれ市場株価分析、DCF（ディスカウンテッド・キャッシュフロー）分析、

類似企業比較分析等を用いて HOYA、ペンタックスの企業価値・株式価値を算定しました。これらの分析に基づき、HOYA及びペンタックスは、UBS証券会社及びモルガン・スタンレー証券株式会社より、それぞれ本合併比率が財務的見地より妥当である旨の意見書を取得しております。

また、UBS証券会社及びモルガン・スタンレー証券株式会社は、HOYAまたはペンタックスの関連当事者に該当しません。

なお、上記合併比率は、算定の基礎となる諸条件に重要な変更が生じた場合には、変更することがあります。

8. 今後の日程

HOYAとペンタックスは、平成19年4月上旬の最終契約の締結に向けて引き続き協議を進めてまいります。今後の日程は、以下を予定しております。ただし、今後、手続きを進める中で、やむを得ない状況が生じた場合は、両社協議の上、日程又は統合形態の変更により、両社の経営統合の実現を目指します。

(1) 平成19年4月上旬: 最終契約の調印
(2) 平成19年6月中旬: HOYAの定時株主総会において合併に伴う定款変更、取締役選任に関する議案を付議
(3) 平成19年6月下旬: ペンタックスの定時株主総会において合併契約承認に係る議案を付議
(4) 平成19年10月1日: 合併期日(合併の効力発生日)
(5) 株券交付日: 未定

なお、本合併は、会社法第796条第3項の規定により、HOYAにおいては合併契約に関する株主総会の承認を得ることなく行う予定です。

9. 経営統合・合併推進体制

HOYAとペンタックスは、統合後の新会社における経営および業務の統合を迅速かつ円滑に推進するため、ペンタックスの浦野文男代表取締役社長、HOYAの鈴木洋代表執行役最高経営責任者を共同委員長とする統合準備委員会を設置いたします。人事制度などの諸制度については、同委員会において、両社それぞれの優れたものを持ち寄り、新しい制度を共同で創り出すという精神のもと、十分に協議を行った上で統合いたします。

10. 会計処理の概要

合併に伴う会計処理の概要については、確定次第お知らせする予定です。のれんにつきましても、その発生見込み、発生した場合における金額及び償却年数等、現時点において確定しておりませんので、確定次第お知らせする予定です。

11. 合併による業績への影響の見通しについて

統合後の新会社は、経営統合を通じて各事業の競争力をさらに高め、HOYA のこれまでの企業価値の成長スピードを今後も持続することを目指します。

12. その他

統合後の新会社は、HOYA の上場取引所である東京証券取引所市場第一部への上場を継続する予定といたしております。新会社の本社所在地、総資産、資本金、合併による発行予定株式数、ペンタックス発行の新株予約権および新株予約権付社債の処理などについては、確定次第お知らせする予定です。

13. 合併当事会社の概要（平成18年9月30日現在、単独ベース）

(1)	商号	HOYA株式会社(合併会社)	ペンタックス株式会社(被合併会社)
(2)	事業内容	エレクトロオプティクス、ビジョンケア、ヘルスケア各製品の製造および販売等	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造および販売等
(3)	設立年月日	昭和19年8月23日	昭和13年12月17日
(4)	本店所在地	東京都新宿区中落合二丁目7番5号	東京都板橋区前野町二丁目36番9号
(5)	代表者の役職・氏名	代表執行役 最高経営責任者 鈴木 洋	代表取締役社長 浦野 文男
(6)	資本金	6,264百万円	7,510百万円
(7)	発行済株式総数	435,017,020株	127,697,952株
(8)	純資産	102,330百万円	40,088百万円
(9)	総資産	236,504百万円	119,570百万円
(10)	決算期	3月31日	3月31日
(11)	従業員数	3,338名 (参考:連結27,974名)	1,336名 (参考:連結5,651名)
(12)	主要取引先	大日本印刷株式会社 ソニー株式会社 その他	カシオ計算機株式会社 三洋電機株式会社 その他
(13)	大株主及び持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 7.23% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.35% ｻﾞ ﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ 3.54% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.36% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄ ﾞﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 505103 3.17% 第一生命保険相互会社 2.65% 日本生命保険相互会社 2.29% 山中 衛 2.07% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ 385036 1.96% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ ｴｽ ｴﾙ ｵﾑﾆﾊﾞｽ ｱｶｳﾝﾄ 1.78%	ｴｲﾁｴｽﾋﾞｰｼｰ ﾌｧﾝﾄﾞ ｻｰﾋﾞｼｲｽﾞ ｽﾊﾟｰｸｽ ｱｾｯﾄ ﾏﾈｼﾞﾒﾝﾄ ｺｰﾎﾟﾚｲﾃｯﾄﾞ 11.44% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 8.66% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.15% 株式会社みずほｺｰﾎﾟﾚｰﾄ銀行 4.77% みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理ｻｰﾋﾞｽ信託 3.91% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.76% 株式会社りそな銀行 2.42% 朝日生命保険相互会社 2.42% 株式会社足利銀行 2.19% 日本生命保険相互会社 2.16%

(14)	主要取引銀行	株式会社三菱東京UFJ銀行 株式会社みずほコーポレート銀行	株式会社みずほコーポレート銀行 株式会社りそな銀行 株式会社三菱東京UFJ銀行

(15)	当事会社間の関係等	資本関係	該当事項はありません。
		人的関係	該当事項はありません。
		取引関係	一部製品で取引があります。
		関連当事者への該当状況	該当事項はありません。

(16) 最近3年間の業績 (単独ベース)

	HOYA株式会社 (合併会社)			ペンタックス株式会社 (被合併会社)		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高 (百万円)	183,771	224,608	248,195	104,665	98,057	108,312
営業利益 (百万円)	28,341	35,131	29,746	5,728	2,647	2,001
経常利益 (百万円)	33,610	46,536	44,788	4,632	2,736	3,976
当期純利益 (百万円)	15,558	24,967	22,062	2,012	2,499	830
1株当たり当期純利益(円)	34.56	56.38	50.14	15.59	19.84	6.71
1株当たり配当金(円)	25.00	37.50	60.00	3.00	4.50	6.00
1株当たり純資産(円)	322.68	357.59	222.01	285.40	302.02	320.24

(17) 最近3年間の業績(連結ベース)

	HOYA株式会社 (合併会社)			ペンタックス株式会社 (被合併会社)		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高 (百万円)	271,443	308,172	344,228	134,493	133,558	142,211
営業利益 (百万円)	68,166	84,920	101,095	6,937	3,586	2,985
経常利益 (百万円)	66,554	89,525	103,637	5,375	3,396	3,260
当期純利益 (百万円)	39,548	64,135	75,620	3,089	3,526	805
1株当たり当期純利益(円)	87.74	144.71	171.71	24.37	28.23	6.50
1株当たり純資産(円)	491.90	623.59	648.87	254.97	280.48	305.79

(注):HOYA株式会社の1株当たり当期純利益、1株当たり配当金および1株当たり純資産につきましては、平成17年11月15日付で実施しました同社普通株式1株につき4株の割合による株式の分割を反映し遡及修正して表示しております。

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